Annual Meeting of Shareholders

June 16, 2006

Forward-Looking Statements Disclosure

Statements included in this presentation that are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended by Public Law 104-67. Forward-looking statements may be identified by words including "anticipate," "believe," "intends," "estimates," "expect," and similar expressions. The Company cautions readers that forward-looking statements including, without limitation, those relating to the Company's future business prospects are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, due to factors such as those relating to economic, governmental, technological, and other risks and factors identified from time to time in the Company's reports filed with the SEC.

FINANCIAL PERFORMANCE

	2004 Act.	2005 Act.	2006 Est. Range
Revenue ***($ in Millions)***	$31.1	$68.1	$160.0 - $165.0
Growth Rate	121%	119%	135% - 143%
EPS (Fully Diluted)	$.10	$.25	$.56 -$.60
EPS Growth Rate	266%	150%	124%-140%

HOME SOLUTIONS of America, Inc.
An AMEX company

COMPANY OVERVIEW

Home Solutions of America, Inc. [(a.)] is a leading provider of Recovery, Restoration and Rebuilding/Remodeling Services throughout the Southeast, Gulf Coast and California

Business Segments

- Recovery
- Restoration
- Rebuilding/Remodeling

Target Markets

- Areas prone to weather-related emergencies
- Robust housing markets
- Densely popluated areas

Growth Strategy

- Leverage "First Responder" services
- Exploit synergistic opportunities between business segments
- Continue successful acquisition strategy

(a.) Home Solutions of America, Inc. hereinafter referred to either "Home Solutions," "HOM" or the "Company"

HOME SOLUTIONS of America, Inc. An AMEX company

CORE SERVICES

Recovery

- First Responder Clean-Up Services
  - Floods, Fires, Hurricanes, etc.
- Preparation of areas for next stage of rebuild (drying, mold prevention)
- 2004 and 2005 hurricane seasons
- Major contracts currently in Louisiana, Texas, and Florida
- FERS & HSR of LA

Restoration

- Fire and water damage restoration
- Air decontamination (IAQ, asbestos, mold removal)
- Upholstery and carpet care
- PW Stephens, Fiber Seal

Rebuilding/ Remodeling

- Specialty interior services
- Cabinet manufacturing and countertop fabrication as well as installation services
- Southern Exposure, Southern Stone, Cornerstone and Marble Man brand names
- Major relationships with Home Depot and Centex

HOME SOLUTIONS of America, Inc. An AMEX company

MANAGEMENT TEAM

Frank J. Fradella, Chairman, CEO

- Former CEO of two service related public companies
- 20+ years experience in service industries

Rick J. O'Brien, President and COO

- Former owner of Fiber-Seal and other businesses
- 20+ years experience in finance, m&a, and operations

Jeff Mattich, CPA, CFO

- 20+ years experience in finance, accounting and operations
- Significant post-acquisition integration experience

Armando Perez, CPA, Controller

- 20+ years of Private and Public accounting experience

COMPANY HISTORY

2002

- Experienced management team forms HOM
- Acquired PW Stephens, Inc. ($13.4mm)

2003

- Acquired Fiber Seal Systems L.P. ($1.2mm)
- Acquired Southern Exposure Unlimited of Florida and SouthernStone Cabinets ($12.2mm)

2004

- Integrated acquisitions made to date

2005

- Acquired Cornerstone Building and Remodeling, Inc. ($7.7mm)
- Founded HSR of Louisiana
- Acquired Florida Environmental Remediation Services, Inc. ($16.0mm)

HOME SOLUTIONS of America, Inc.
An AMEX company

MAJOR CUSTOMERS

- Centex
- The Home Depot
- C&B Restoration
- Farmers Insurance
- State Farm Insurance
- Allstate

HOME SOLUTIONS of America, Inc.
An AMEX company

INDUSTRY OVERVIEW



Billion Dollar U.S. Weather Disasters 1980 - 2005
NOAA/NESDIS/NCDC
NOAA
Actual damage amounts at the time of the event
Damage amounts normalized to 2002 using an inflation wealth index
Number of Events
0
1
2
3
4
5
6
7
8
Damage Amounts in Billions of Dollars
0
30
60
90
120
150
80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05
Years (1980 - 2005)

HOME SOLUTIONS of America, Inc.
An AMEX company

INDUSTRY OVERVIEW



Predicting storms
The National Hurricane Center predicts four to six major hurricanes in the upcoming season. Last year was much busier than predicted.
Prediction vs. reality
Number of actual hurricanes during the season
High
Low
Predicted storms
Predicted hurricanes
Predicted major hurricanes
16 15 14 13 12 11 10 9 8 7 6 5 4 3 2 1 0
2001 '02 '03 '04 '05 2006
SOURCE: National Weather Service
AP

HOME SOLUTIONS of America, Inc.
An AMEX company

Industry Overview

1980-2005


NCDC
NOAA's National Climatic Data Center
Asheville, North Carolina
PR 3
VI 2
HI 1
AK 0

NUMBER OF EVENTS	
Black	21 - 25
Red	16 - 20
Orange	13 - 15
Yellow	10 - 12
Green	7 - 9
Blue	4 - 6
Lavender	1 - 3

DISASTER TYPE	NUMBER OF EVENTS	PERCENT FREQUENCY	NORMALIZED DAMAGES (Billions of Dollars)	PERCENT DAMAGE
Tropical Storms/Hurricanes	24	35.8%	269	52.0%
Non-Tropical Floods	12	17.9%	55	10.6%
Heatwaves/Droughts	11	16.4%	145	28.1%
Severe Weather	7	10.4%	13	2.5%
Fires	6	9.0%	13	2.5%
Freezes	2	3.0%	6	1.2%
Blizzards	2	3.0%	9	1.7%
Ice Storms	2	3.0%	5	~1.0%
Noreaster	1	1.5%	2	~0.3%
	67		517	

Please note that the national map color-coded by state reflects a summation of billion dollar events, for each state affected--ie, it does not mean that each state shown suffered at least $1 billion in losses for each event.

HOME SOLUTIONS of America, Inc.
An AMEX company

Industry Overview

- HOM targets high growth housing areas

U.S. Residential Construction Activity Concentration


Housing Permits Issued 1994-2003
0-5,000
5,000-10,000
10,000-20,000
20,000 and up

Sources: U.S. Census Bureau, Construction Statistics, Building Permits by County

New Privately-Owned Housing Units Started, 7/2005


West
Midwest
Northeast
South
24%
18%
10%
48%

HOME SOLUTIONS of America, Inc.
An AMEX company

INDUSTRY OVERVIEW

- Sizable remodeling market with estimated $138 billion in annual spending



Homeowner Improvement Spending
(in Billions of Dollars)
13.5
10.5
35.0
38.7
15.4
25.0
Kitchen Remodels & Additions
Bath Remodels & Additions
Other Interior Additions & Alterations
Exterior & Interior Replacements
Replacements of Systems & Equipment
Improvements to Property

HOME SOLUTIONS of America, Inc. An AMEX company

GEOGRAPHIC FOCUS



WA
OR
CA
NV
ID
MT
WY
UT
CO
AZ
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
NY
ME
VT
NH
MA
CT
NJ
DC
PW Stephens Fremont, CA
PW Stephens Los Angeles, CA
PW Stephens Headquarters Huntington Beach, CA
PW Stephens San Diego, CA
Fiber-Seal Systems Headquarters Dallas, TX
= Fiber-Seal Franchises
Home Solutions of America, Inc. Headquarters Dallas, TX
Home Solutions Restoration of Louisiana
Cornerstone Tuscaloosa, AL
Southern Stone Tampa, FL
Southern Exposure Fort Myers, FL
Cornerstone Newton, GA
Cornerstone Lakeland, FL
PW Stephens West Palm, FL
Cornerstone Building & Remodeling Headquarters Fort Myers, FL

GROWTH STRATEGY

HOM Comprehensive Service Offering to Residential and Commercial Markets

First Responder

- Leverage FERS and HSR of Louisiana to build on "first responder" business
- Geographic focus on U.S. markets that experience higher incidents of weather-related emergencies
- Become lead generator for other HOM services

Leverage Key Relationships

- Build Home Depot relationship to expand # of markets across the U.S.
- Develop new relationships with home builders in key markets, in addition to existing relationship with Centex

Accretive Acquisitions

- Continue to execute on strategic acquisitions of niche service companies
- Structure accretive acquisitions at 3x-5x CF
- Low leverage balance sheet

HOME SOLUTIONS of America, Inc.
An AMEX company

FINANCIAL SUMMARY

- Revenue and EBITDA growth, driven by the Company's expansion into Recovery Services
- Industry leading operating margins - 21% 2005 EBITDA margin
- 2006 guidance issued by Company management
  - $160 - $165 million in 2006 projected revenue (135% increase over 2005)
  - $.56 - $.60 EPS (fully diluted) projected (124% increase over 2005)
- Limited capital expenditures

HOME SOLUTIONS of America, Inc.
An AMEX company